Filed pursuant to Rule 433

Issuer Free Writing Prospectus Dated November 14, 2007

Registration Statement No. 333-146837

COMVERGE, INC.

Free Writing Prospectuses

Published or Distributed by Media

Article Published on November 7, 2007

On November 7, 2007, The New York Times, a daily newspaper, as well as its online publication, NYTimes.com, published an article concerning Comverge, Inc., the full text of which is reproduced below.

The article published by The New York Times and NYTimes.com was not prepared by or reviewed by Comverge prior to its publication. Comverge was not aware of the publication of the article prior to November 7, 2007. Neither The New York Times nor NYTimes.com is affiliated with Comverge. Comverge did not make any payment to or give any consideration to The New York Times or NYTimes.com in connection with the publication of the article described here or any other article published by either publication concerning Comverge. Statements in the article that are not attributed directly to Mr. Chiste or based on, or derived from, Comverge’s public filings with the Securities and Exchange Commission represent the author’s or others’ opinions, and are not endorsed or adopted by Comverge.

Clarifications and Corrections

For purposes of clarification, it should be noted that:

1.	In paragraph 13 of the article, the author stated “On Aug. 15, for example, ISO New England, the electric grid operator for the region, issued a system emergency because of peak demands created by hot weather. In five minutes, Comverge cut demand from roughly 60,000 homes in southwestern Connecticut.” In fact, on August 15, 2007, ISO New England ran a test of its emergency demand response systems. In response to the emergence alert and pursuant to the terms of the agreement between Comverge and ISO New England, Comverge’s systems reduced electricity demand in the service region by approximately 60 megawatts, not “the demand from roughly 60,000 homes in southwestern Connecticut.” Rather than responding “in five minutes,” as stated in the article, Comverge’s systems responded to the emergency alert in less than the five minutes.

2.	In paragraph 14 of the article, the author stated “From January through August this year, Comverge had coordinated 101 such events around the country.” In fact, Comverge has conducted 119 demand response events between January 1, 2007 and August 31, 2007.

3.

In paragraph 15 of the article, the author attributed the quote “This is going to be mainstream for utilities,” to Robert Chiste, Comverge’s Chief Executive Officer. While Mr. Chiste believes that demand response programs are going to be an increasing significant resource for utilities to address growing electricity demand and capacity constraints, there is no guarantee that utilities will utilize demand response solutions offered by Comverge.

With respect to author’s statement in paragraph 15 that Comverge “works with nine large utilities,” Comverge customer base includes over 70 Fortune 500 companies and over 500 utilities and energy service companies, including many of the largest utilities in North America.

4.	In paragraph 18 of the article, the author stated “Alternatively, a utility can pay demand-response companies to reduce use. For instance, a utility might pay Comverge $70,000 to $80,0000 a year for each megawatt that the company can commit to eliminating from the load.” In fact, $70,000 to $80,000 a year per megawatt is an estimate of what a utility customer may pay Comverge pursuant to a demand response agreement. The author’s statement needs to be clarified to note that $70,000 to $80,000 a year per megawatt is not an industry-wide average price per megawatt delivered, and the actual price paid per megawatt can vary from one utility contract to another as well as between regional marketplaces. This variance is due to a number of factors, including the specific geographic market, the cost of energy in that market, notification time to run an event, total number of hours that demand response resources can be called, the duration of events, and various other parameters and performance metrics. The range of annual rates of $70,000 to $80,000 a year per megawatt is generally consistent with Comverge’s recent historical revenues, however these rates are contingent on a variety of factors and are subject to change.

5.	In paragraph 20 of the article, the author states “Some of that money goes back to the individual residents or companies participating in the programs. For instance, Comverge pays residents about $35 each summer to take part.” The incentive payments paid to residential utility customers for participating Comverge’s demand response programs may be paid by either the utility or Comverge depending on a variety of factors, including but not limited to the terms of the service agreement, the actual rates paid can vary based on geography, the particular program, the applicable utility tariff and the terms of the agreement between Comverge and its utility customer. With respect to the ISO New England program described in paragraph 13 of the article and the terms of that service agreement, Comverge was responsible for the payments to residential utility customers in Connecticut participating in that demand response program. Participants in that program received a variable incentive payment averaging approximately $33 per year, although some participants received greater or lesser amounts.

Full Text of The New York Times and NYTimes.com Article

“Conservation at the Touch of a Button

By Matt Richtel

Talk about remote control.

The Super Stop & Shop grocery in Long Island City, Queens, is participating in a new system meant to take pressure off the local power grid. In times of peak demand, some of the grocery’s lights, air-conditioning and even refrigeration systems can be temporarily shut down — by a computer in Boston, 200 miles away.

Nationwide, several thousand businesses like Super Stop & Shop, as well as residential customers, are ceding control of their electrical systems during moments of unusually high demand. And they are being paid to do it.

The system, based on a concept called demand response, is one of the latest ways that Internet technology is being applied to improve the management of the nation’s taxed power supplies.

The supporters of demand-response technology say they can save utilities and their customers tens of millions of dollars by selectively curbing demand when the grid is at capacity.

Once the system is in place, the utility’s role is limited to notifying the operators of demand-response systems that it is time to start shutting down the lights remotely.

“We tie in to their electrical panel, toggle the relay and curtail 40 percent of their lighting,” said David Brewster, the president of Enernoc, one of several publicly traded companies in the demand-response business.

“We are like an insurance provider for the utility industry,” he added.

Enernoc is in Boston, but on a moment’s notice it can shut down lights and other appliances in about 1,850 companies nationwide, including some Whole Foods stores, units of AT&T and small local businesses. For instance, when power demands in the Queens area become severe, Enernoc flips the switch on some of the Super Stop & Shop’s wall and track lighting and cycles its air-conditioning.

In Boston, Enernoc has a 5,000-square-foot center that operates around the clock, where teams wait for crisis calls from utilities.

Enernoc installs a small device near a customer’s electrical box. The device collects information on electricity consumed at the site and enables remote access to the company’s electrical equipment.

An Enernoc competitor, Comverge, provides a similar service focused more on residences. Using a wireless paging system that sends signals to a device connected to a home’s air-conditioning system, pool pump or electric water heater, it can govern power use.

On Aug. 15, for example, ISO New England, the electric grid operator for the region, issued a system emergency because of peak demands created by hot weather. In five minutes, Comverge cut the demand from roughly 60,000 homes in southwestern Connecticut.

From January through August this year, Comverge has coordinated 101 such events around the country.

“This is going to be mainstream for utilities,” said Robert Chiste, chief executive of Comverge, which is in East Hanover, N.J., and works with nine large utilities.

Industry analysts say these businesses have a lot of potential, but they face challenges, too. The systems must function reliably and not inadvertently shut down power, or leave it down. They could become less economically useful if electricity supplies increase markedly; if the price of gasoline drops sharply; or if they fail to persuade utilities to participate.

Michael Carboy, a financial analyst for Signal Hill, said demand response on the whole was a good alternative for utilities that must otherwise pay high rates to buy electricity if demand exceeds supply. He said wholesale rates paid by utilities could hit $1,000 or more per megawatt-hour during crisis times, versus $60 during times of ordinary demand. (One megawatt-hour is enough to power a typical home for up to two months.)

Alternatively, a utility can pay demand-response companies to reduce use. For instance, a utility might pay Comverge $70,000 to $80,000 a year for each megawatt that the company can commit to eliminating from the load. By contrast, if a utility builds a power plant, it could pay $400,000 to $2 million for each new megawatt of capacity, depending on the type of power plant.

Utilities pay Enernoc about $80,000 per megawatt of saved energy.

Some of that money goes back to the individual residents or companies participating in the programs. For instance, Comverge pays residents about $35 each summer to take part. Enernoc turns over about half of the fees it collects from utilities to the grocery stores, industrial sites and other companies that enroll.

The deal has meant about $18,000 a year in payments from Enernoc to Krinos Foods, a maker and distributor of cheeses, peppers, olives, cookies and other Mediterranean foods in Long Island City. When needed, Krinos has agreed to have Enernoc temporarily shut down some of its lights and refrigerators and cycle its air-conditioning.

During electricity slowdowns, the company has suspended manufacturing lines and moved workers overseeing them to other jobs, like manual packing. John J. Tramontana, a plant manager at Krinos, said the situation had been a financial benefit to the company and had helped stave off broader power failures in the area. It had few downsides, with the possible exception of some grumbling from employees.

“People have gotten uncomfortable with the air-conditioning going down,” he said.

Utilities have tried many programs to encourage energy savings, including offering price breaks to large consumers who agree to limit electrical use during peak demand times. But the efforts have been inconsistent.

Providers of demand-response services, by contrast, aim to become partners of the utilities and a conduit between them and their customers. Enernoc constantly measures the electrical use of the businesses where it has installed a system. That way, it can verify for a utility that it has, in fact, cut use during a crisis.”

Cautionary Language

This free writing prospectus contains forward-looking statements that are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, including projected payments received per megawatt delivered by Comverge under agreements with customers, the amount of payments made to residential utility customers participating in demand response programs, significance of demand response programs to utilities and certain assumptions upon which such forward-looking statements are based. The forward-looking statements in this release do not constitute guarantees of future performance and involve a number of factors that could cause actual results to differ materially, including risks associated with Comverge’s business involving our products, the development and distribution of our products and related services, economic and competitive factors, our key strategic relationships, and other risks more fully described our most recently filed Quarterly Report on Form 10-Q and the filed registration statement (including a prospectus) to which this free writing prospectus relates. Comverge assumes no obligation to update any forward-looking information contained in this free writing prospectus or with respect to the announcements described herein.

Requests for Prospectus

Comverge, Inc. has filed a registration statement (including a preliminary prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Comverge has filed with the Securities and Exchange Commission for more complete information about Comverge and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission website at http://www.sec.gov. Alternatively, Comverge, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Citi, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, N.Y. 11220, (718) 765-6732, fax (718) 765-6734 or toll-free at (800) 831-9146 or Goldman, Sachs & Co., Attn: Prospectus Dept., 85 Broad St., New York, N.Y. 10004, fax (212) 902-9316 or email at prospectus-ny@ny.email.gs.com or toll-free at (866) 471-2526.